UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2014 Second Quarter Results”.

The financial statements tables included in the press release (pages 5-9 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Company Press Release

NOVA ANNOUNCES 2014 SECOND QUARTER RESULTS

REHOVOT, Israel, July 30, 2014 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, today reported 2014 second quarter results.

Business Highlights:

•	Continued delivery to the most advanced nodes for 20/16/14nm product lines
•	Successful V2600 Through-Silicon-Via evaluation yielded first order from a leading Logic and Memory customer in Asia
•	Expanding presence with new integrated metrology wins
•	Multiple evaluations and orders for 10nm R&D lines
•	Multiple evaluations at memory customers for V-NAND applications
•	Software products gaining traction with orders for both Hybrid Metrology and Fleet Management solutions

Financial Highlights:

•	Quarterly revenues of $32.8 million, up 17% from $28.1 million a year ago
•	Revenue for the six months ended June 30, 2014 of $67.5 million, up 21% from $55.5 million in the same period a year ago
•	Quarterly gross margin of 54%, compared with 55% a year ago
•	Quarterly net income of $5.7 million, up 103% from $2.8 million a year ago
•	Net income for the six months ended June 30, 2014 of $12.1 million, up 133% from $5.2 million in the same period a year ago
•	Total cash reserves of $114.1 million as of June 30, 2014, and no debt
•	Initiated previously-announced $12 million share repurchase program

GAAP Results ($K)
	Q2 2014	Q1 2014	Q2 2013
Revenues	$32,785	$34,660	$28,124
Net Income	$5,694	$6,398	$2,803
Earnings per Diluted Share	$0.20	$0.23	$0.10
NON-GAAP Results ($K)
	Q2 2014	Q1 2014	Q2 2013
Net Income	$6,108	$6,929	$3,779
Earnings per Diluted Share	$0.22	$0.25	$0.14

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude adjustments of deferred tax assets, stock based compensation expenses, income from insurance claim and loss related to equipment and inventory damage.

Management Comments

“We posted solid results for the quarter with strong net income at the high end of our guidance, delivering on an efficient operating model that maximizes our ongoing investments and guarantees our future growth. In fact, our net income for the first six months of 2014 exceeded our net income for the entire year of 2013”, commented Eitan Oppenhaim, President and CEO of Nova. “During the quarter, we continued to strengthen our position in the market segments we are serving, despite the challenging conditions that our customers are facing. We are well positioned to capitalize on their expansions as they move to the next technology nodes.”

“The use of Optical Metrology is expanding rapidly as the semiconductor industry continues its technology transition to advanced 3D structures such as V-NAND and FinFET, further broadening the opportunity available to us. We are currently being evaluated in multiple projects with our broad portfolio of products, including our next generation Optical CD tools.  We expect these initiatives, along with new technology directions that we are pursuing, to have a substantial impact on our future performance.”

Second Quarter 2014 Results

Total revenues for the second quarter of 2014 were $32.8 million, an increase of 17% relative to the second quarter of 2013, and a decrease of 5% relative to the first quarter of 2014.

Gross margin for the second quarter of 2014 was 54%, compared with 55% in the second quarter of 2013 and 51% in the first quarter of 2014.

Operating expenses in the second quarter of 2014 were $12.0 million, same as in the second quarter of 2013 and compared with $11.4 million in the first quarter of 2014.

On a GAAP basis, the company reported net income of $5.7 million, or $0.20 per diluted share, in the second quarter of 2014. This compares to a net income of $2.8 million, or $0.10 per diluted share, in the second quarter of 2013, and a net income of $6.4 million, or $0.23 per diluted share, in the first quarter of 2014.

On a Non-GAAP basis, which excludes deferred income tax expenses, stock based compensation expenses, income from insurance claim and loss related to equipment and inventory damage, the company reported net income of $6.1 million, or $0.22 per diluted share, in the second quarter of 2014. This compares to a net income of $3.8 million, or $0.14 per diluted share, in the second quarter of 2013, and a net income of $6.9 million, or $0.25 per diluted share, in the first quarter of 2014.

Conference Call Information

Nova will host a conference call on Wednesday, July 30, 2014 at 8:30 a.m. Eastern Time, to discuss the second quarter results and future outlook, along with its guidance for the third quarter of 2014.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-866-290-0920
ISRAEL Dial-in Number:  1809-24-6064
INTERNATIONAL Dial-in Number:  1-913-312-0422

At:

8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude non-cash charges for stock-based compensation expenses, deferred income taxes expenses, income from insurance claim and loss related to equipment and inventory damage and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2014	2013

CURRENT ASSETS
Cash and cash equivalents	19,899	17,542
Short-term interest-bearing bank deposits	91,536	79,552
Available for sale securities	1,873	1,845
Trade accounts receivable	26,104	27,947
Inventories	18,790	18,118
Deferred income tax assets	186	137
Other current assets	3,996	3,922
	162,384	149,063
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	750
Other long-term assets	208	230
Severance pay funds	1,773	1,852
	2,731	2,832

FIXED ASSETS, NET	10,261	10,382

TOTAL ASSETS	175,376	162,277

CURRENT LIABILITIES
Trade accounts payable	12,095	15,599
Deferred income	5,670	3,420
Other current liabilities	11,839	11,448
	29,604	30,467

LONG-TERM LIABILITIES
Liability for employee severance pay	2,776	2,798
Deferred income	421	341
Other long-term liability	6	7
	3,203	3,146

SHAREHOLDERS' EQUITY	142,569	128,664

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	175,376	162,277

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013

REVENUES
Products	26,015	28,776	22,419
Services	6,770	5,884	5,705
	32,785	34,660	28,124

COST OF REVENUES
Products	11,050	12,797	9,342
Services	4,139	4,140	3,449
	15,189	16,937	12,791

GROSS PROFIT	17,596	17,723	15,333

OPERATING EXPENSES
Research and Development expenses, net	7,152	6,901	7,567
Sales and Marketing expenses	3,505	3,406	2,968
General and Administration expenses	1,316	1,064	1,472
	11,973	11,371	12,007

OPERATING PROFIT	5,623	6,352	3,326

INTEREST INCOME, NET	202	175	246

INCOME BEFORE INCOME TAXES	5,825	6,527	3,572

INCOME TAX EXPENSES	131	129	769

NET INCOME FOR THE PERIOD	5,694	6,398	2,803

Earnings per share:
Basic	0.21	0.23	0.10
Diluted	0.20	0.23	0.10

Shares used for calculation of earnings per share:
Basic	27,592	27,432	27,121
Diluted	28,138	27,890	27,419

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended
	June 30, 2014	June 30, 2013

REVENUES
Product	54,791	44,760
Services	12,654	10,789
	67,445	55,549

COST OF REVENUES
Product sales	23,847	18,421
Services	8,279	7,029
	32,126	25,450

GROSS PROFIT	35,319	30,099

OPERATING EXPENSES
Research and Development expenses, net	14,053	15,066
Sales and Marketing expenses	6,911	6,192
General and Administration expenses	2,380	2,591
	23,344	23,849

OPERATING PROFIT	11,975	6,250

INTEREST INCOME, NET	377	376

INCOME BEFORE INCOME TAXES	12,352	6,626

INCOME TAX EXPENSES	260	1,428

NET INCOME FOR THE PERIOD	12,092	5,198

Net income per share:
Basic	0.44	0.19
Diluted	0.43	0.19

Shares used for calculation of net income per share:
Basic	27,512	26,988
Diluted	27,983	27,278

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013

CASH FLOW – OPERATING ACTIVITIES

Net income for the period	5,694	6,398	2,803

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	972	902	846
Loss related to inventory damage	-	-	148
Amortization of deferred stock-based compensation	472	522	624
Increase (decrease) in liability for employee termination benefits, net	74	(26)	66
Deferred income taxes	(58)	9	713
Decrease (increase) in trade accounts receivables	(3,898)	5,741	(712)
Decrease(increase) in inventories	688	(1,360)	583
Decrease (increase) in other current and long term assets	257	(717)	841
Decrease in trade accounts payables and other long-term liabilities	(2,456)	(1,049)	(147)
Increase (decrease) in other current liabilities	(787)	1,233	(504)
Increase (decrease) in short and long term deferred income	1,247	1,083	(1,793)
Net cash provided by operating activities	2,205	12,736	3,468

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(1,943)	(10,041)	(6,317)
Investment in short-term available for sale securities	(19)	1	-
Proceeds from insurance claim	-	-	219
Additions to fixed assets	(1,228)	(525)	(1,042)
Net cash used in investment activities	(3,190)	(10,565)	(7,140)

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	(1,103)	-	-
Shares issued under employee share-based plans	961	1,313	599
Net cash provided by (used in) financing activities	(142)	1,313	599

Increase (decrease) in cash and cash equivalents	(1,127)	3,484	(3,073)
Cash and cash equivalents – beginning of period	21,026	17,542	20,872
Cash and cash equivalents – end of period	19,899	21,026	17,799

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2014	June 30, 2013
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	12,092	5,198

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,874	1,670
Loss related to equipment and inventory damage	-	148
Amortization of deferred stock-based compensation	994	1,209
Increase in liability for employee termination benefits, net	48	55
Deferred income taxes	(49)	1,322
Decrease (increase) in trade accounts receivables	1,843	(2,355)
Decrease (increase) in inventories	(672)	23
Decrease (increase) in other current and long term assets	(460)	121
Decrease in trade accounts payables and other long term liabilities	(3,505)	(222)
Increase in other current liabilities	446	840
Increase (decrease) in short and long term deferred income	2,330	(1,732)
Net cash provided by operating activities	14,941	6,277

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(11,984)	(4,332)
Investment in short-term available for sale securities	(18)	-
Proceeds from insurance claim	-	219
Additions to fixed assets	(1,753)	(1,384)
Net cash used in investment activities	(13,755)	(5,497)

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	(1,103)	-
Shares issued under employee share-based plans	2,274	1,056
Net cash provided by financing activities	1,171	1,056

Increase in cash and cash equivalents	2,357	1,836
Cash and cash equivalents – beginning of period	17,542	15,963
Cash and cash equivalents – end of period	19,899	17,799

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013

GAAP Net income for the period	5,694	6,398	2,803

Non-GAAP Adjustments:
Stock based compensation expenses	472	522	624
Deferred Income taxes expenses (income)	(58)	9	713
Income from insurance claim	-	-	(509)
Loss related to equipment and inventory damage	-	-	148

Non-GAAP Net income for the period	6,108	6,929	3,779

Non-GAAP Net income per share:
Basic	0.22	0.25	0.14
Diluted	0.22	0.25	0.14

Shares used for calculation of Non-GAAP net income per share:
Basic	27,592	27,432	27,121
Diluted	28,138	27,890	27,419

	Six months ended
	June 30,	June 30,
	2014	2013

GAAP Net income for the period	12,092	5,198

Non-GAAP Adjustments:
Stock based compensation expenses	994	1,209
Deferred income taxes expenses (income)	(49)	1,322
Income from insurance claim	-	(509)
Loss related to equipment and inventory damage	-	148

Non-GAAP Net income for the period	13,037	7,368

Non-GAAP Net income per share:
Basic	0.47	0.27
Diluted	0.47	0.27

Shares used for calculation of Non-GAAP net income per share:
Basic	27,512	26,988
Diluted	27,983	27,278